December 20, 2012

Rachael Schwartz, Esq.
Paul Hastings LLP
75 East 55th Street
New York, New York 10022

Re: Brookfield Mortgage Opportunity Income Fund Inc.
        SEC File Numbers: 333-185159; 811-22773

Dear Ms. Schwartz:

We have reviewed the registration statement of Brookfield Mortgage Opportunity Income Fund Inc. (the "Fund") filed on November 27, 2012, on Form N-2 under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The Fund filed the registration statement to register common shares. We have the following comments.

Prospectus

Cover Page

1. The chart on the cover page includes "Estimated offering expenses" as a separate line item. Please revise the chart to conform to Item 1.g of Form N-2.

Prospectus Summary

2. Please consider revising the Prospectus to make it shorter, clearer, and more concise. The Prospectus Summary is 28 pages long. The instruction to Item 3.2 of Form N-2 states that the synopsis (i.e. the Prospectus Summary) "should provide a clear and concise description of the key features of the offering and the Registrant, with cross references to relevant disclosures elsewhere in the prospectus or Statement of Additional Information."

3. The Offering, page 1 - Please inform the staff whether FINRA has approved the terms of the underwriting arrangement.

Investment Objective and Policies, Pages 1-4

4. Change "Managed Assets" to "total assets" in the sentence describing the Fund's policy of concentrating in privately–issued MBS in the last sentence on page 2.

5. Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.

6. The prospectus on page 3 states the Fund may use swaps. The Statement of Additional Information discloses that the Fund may use credit default swaps. Please clarify the disclosure as to whether the Fund may *write* credit default swaps. If the Fund intends to write credit default swaps, please highlight the risks and, in a letter to the staff, please disclose whether the entire notional amount will be covered. If the use of credit default swaps and other types of swaps, such as total return swaps, will be a significant component of the Fund's investment practices and techniques such that they might affect the Fund's performance or an investor's decision as to whether to invest in the Fund, then they should be described -- and their attendant risks should be discussed -- in the prospectus. If the Fund's involvement in these transactions will be *de minimis* and not material to the Fund's investment strategy, this disclosure can remain in the Statement of Additional Information.

7. If the Fund may engage in total return swaps, this should be disclosed in the prospectus or Statement of Additional Information. If the Fund does engage in total return swaps, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

8. Who May Want To Invest, page 4 - To the list of investors for whom this Fund may be suitable, add investors who have a high tolerance for risk including the risk of losing most or all of their investment in the Fund.

9. Leverage, page 5 – Disclose whether there is any present intention to issue preferred stock or debt securities during the Fund's first year of operations.

10. Distributions and Dividends, page 6 - If distributions may consist of return of capital, the prospectus should clearly disclose that possibility and explain that shareholders should not assume that the source of a distribution is net profit.

11. Please inform the staff whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital.

In addition, reports containing distribution yields should be accompanied by the total return and/or Commission yield.

Summary of Fund Expenses, page 29

12. Please confirm to the staff, if applicable, that the dividend expenses associated with the future issuance of the preferred stock within one year of the effective date of this registration statement will be included in the body of the fee table.

13. If the fees and expenses incurred indirectly by the Fund as a result of investment in shares of Acquired Funds (as defined in Item 3.1.10(a) of Form N-2) exceed one basis point, add a subcaption, "Acquired Fund Fees and Expenses" under the "Annual Expense" portion of the fee table.

14. Please ensure that the footnotes to the fee table will be typographically distinguishable from (and less prominent than) the fee table itself.

15. Please provide the heading "Example" for the example portion of the fee table.

LEVERAGE, page 46

16. The prospectus states that the Fund has no current intention to issue preferred stock. Confirm to the staff that the Fund will not issue Preferred Shares for at least one year after completion of its initial public offering.

17. Disclose the circumstances which would cause the Fund's Board of Directors to consider issuing Preferred Shares or debt securities.

Statement of Additional Information ("SAI")

Recent Regulatory Event, page B-1
Recent Economic Events, page B-1

18. Please consider moving at least some of this discussion of recent regulatory and economic events to the prospectus with an explanation as to how these events might affect mortgage related securities and the Fund's investment strategy.

Additional Investment Policies, pages B-2 through B-22

19. Some investments, techniques, and risks described here are not mentioned in the prospectus. To the extent that the Fund intends to invest in such investments, use techniques, or has risks that might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, techniques, and risks should be discussed in the prospectus.

INVESTMENT RESTRICTIONS, page B-23

20. In order to be consistent with disclosure in the prospectus, revise the Investment Restriction 2 to reflect the ability of the Fund to issue preferred stock and debt securities.

MANAGEMENT OF THE FUND, page B -24

21. Please ensure that the SAI contains the disclosure required by Item 18.17 of Form N-2 regarding the experience, qualifications, and attributes of directors.

General Comments

22. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

23. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

24. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the 1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

25. If you intend to omit certain information from the form of the prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the 1933 Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

26. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

*   *   *

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact the undersigned at (202) 551-6961 should you have any questions regarding this letter.

Sincerely,

John Grzeskiewicz
Senior Counsel